UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Research Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 LBJ Freeway, Suite 1200
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Holland 972-888-6034
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Michael Holland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Research Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MARIE S. RAMIREZ
My Notary ID # 131094484
Expires April 19, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL RESEARCH SECURITIES, INC.

Financial Statements

With Supplemental Information

Year Ended December 31, 2020

INTERNATIONAL RESEARCH SECURITIES, INC.

CONTENTS



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Research Securities, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Research Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Research Securities, Inc.'s management. Our responsibility is to express an opinion on International Research Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to International Research Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of International Research Securities, Inc.'s financial statements. The supplemental information is the responsibility of International Research Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as International Research Securities, Inc.'s auditor since 2016.
Dallas, Texas
February 28, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	57,497
Commissions receivable		27,263
Securities owned at fair value		290,041
Other assets		7,513
TOTAL ASSETS	$	382,314
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	12,168
Commissions payable		88,038
SBA PPP Loan		55,947
Total Current Liabilities		156,153
Stockholder's Equity		
Common Stock, 100,000 shares authorized of $1.00 par value, 11,000 shares issued and outstanding		11,000
Additional paid-in-capital		49,462
Retained earnings		165,699
Total Stockholder's Equity		226,161
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	382,314

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues		
Commission income	$	563,287
Total Revenues		563,287
Expenses		
Compensation		397,536
Regulatory fees and expenses		8,655
Occupancy		40,315
Other expenses		133,561
Total Expenses		580,067
Income before other loss and provision for taxes		(16,780)
Dividend income		7,974
Unrealized and realized gain on securities owned		69,574
Income before provision for taxes		60,768
Provision for state income taxes		-
Net Income (Loss)	$	60,768

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total
Balance, December 31, 2019	$11,000	$ 49,462	$ 124,931	$185,393
Capital Contributions	-	-	-	-
Distributions	-	-	(20,000)	(20,000)
Net Income	-	-	60,768	60,768
Balance, December 31, 2020	$11,000	$49,462	$ 165,699	$ 226,161

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income	$	60,768
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Unrealized gain on securities owned		(66,224)
Realized gains, net, on securities owned		(3,350)
Changes in assets and liabilities		
Increase in commission receivable		(21,422)
Decrease in other assets		1,485
Decrease in accounts payable		(1,295)
Decrease in commissions payable		(89,885)
Net cash provided (used) by operating activities		(119,923)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sales of securities owned		45,000
Purchases of securities owned		(20,000)
Dividends re-invested in securities owned		(7,974)
Cash flow net cash provided by investing activities		17,026
CASH FLOWS FROM FINANCING ACTIVITIES		
SBA PPP Loan proceeds		55,947
Distributions to stockholder		(20,000)
Cash flow net cash provided by financing activities		35,947
Net increase (decrease) in cash and cash equivalents		(66,950)
Cash and cash equivalents at beginning of year		124,447
Cash and cash equivalents at end of year	$	57,497

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation:

International Research Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer-application way only and broker selling variable life insurance or annuities. The Company does not hold customer funds or securities. The Company's customers are located throughout the United States. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

These financial statements were approved by management and available for issuance on February 28, 2021. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Commissions Receivable:

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Revenue Recognition:

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued a new accounting standard on revenue recognition, Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606).

The core principle of the revised revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition: (cont.)

To apply the proposed revenue recognition standard, ASU No. 2014-09 states that an entity should follow five steps: (1) Identify the contract(s) with a customer, (2) Identify the performance obligations in the contract, (3) Determine the transaction price, (4) Allocate the transaction price to the performance obligations in the contract, and (5) Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The Company earns revenue for selling unaffiliated mutual funds and fixed annuity products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage to, amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client holds their investment or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Income Taxes:

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements. The Company is liable for income taxes in the State of Texas, subject to certain exemptions.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2020, the Company had net capital of $231,089 and net capital requirements of $6,680. The Company's ratio of aggregate indebtedness to net capital was .43 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the stockholder can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made in order to enable the stockholder to pay federal income taxes on company profits, among other purposes.

NOTE 3 – Exemption from Rule 15c3-3

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer-application way only and broker selling variable life insurance or annuities.

NOTE 4 – Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 5 – Concentration of Credit Risk

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

NOTE 6 – Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For the year ended December 31, 2020, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 Investments at December 31, 2020.

NOTE 7 – Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2020, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 8 – Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in line with prospective timelines.

NOTE 9 – Paycheck Protection Program established by the CARES Act

On May 6, 2020, the Company received loan proceeds of $55,947 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan matures on May 5, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing on May 5, 2021. The Company intends to use the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2020

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	226,161
Deductions and/or charges		
Non-allowable assets:		
Other assets		(34,776)
Other deductions or charges		83,210
Net capital before haircuts on securities positions		274,595
Haircuts on securities (computed, where applicable, pursuant pursuant to Rule 15c3-1(f))		(43,506)
Net Capital	$	231,089

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Acccounts payable	$	12,168
Commissions payable		88,038
Total aggregate indebtedness	$	100,206

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 6,680
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Minimum Net Capital Requirement	$ 6,680
Net Capital in Excess of Minimum Requirement	$ 224,409
Net Capital in Excess of Minimum Required at 1000%	$ 221,068
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.43 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2020 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17a-5 filed by International Research Securities, Inc.

See accompanying report of independent registered public accounting firm.

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

EXEMPTIVE PROVISIONS

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer-application way only and broker selling variable life insurance or annuities.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public

Accounting Firm on Management's

Exemption Report



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) International Research Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) International Research Securities, Inc. is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 as a Non-Covered Firm as it limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer -application way only; and broker selling variable life insurance or annuities and International Research Securities, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to International Research Securities, Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2020, without exception. International Research Securities, Inc.'s management is responsible for compliance with the Non-Covered Firm Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Research Securities, Inc.'s compliance with the Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Non-Covered Firm Provision.

McBee & Co., PC

Dallas, Texas
February 28, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

INTERNATIONAL
RESEARCH

INTERNATIONAL RESEARCH SECURITIES, INC.

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2020

International Research Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer-application way only and broker selling variable life insurance or annuities.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

INTERNATIONAL RESEARCH SECURITIES, INC.

I, Michael Holland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Michael Holland
CEO

Jan 8th, 2021

3010 LBJ Suite 1200* Dallas, TX * 75234 * *p* 972-888-6030*

Member FINRA, SIPC